Exhibit 99.2

GOLD RESERVE INC.

June 30, 2024

Management’s Discussion and Analysis

U.S. Dollars

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") dated August 20, 2024 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the June 30, 2024 unaudited consolidated financial statements and related notes and the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023, and the related notes contained therein. Additional information relating to Gold Reserve, including its Annual Report on Form 40-F, is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 6-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for the six months ended June 30, 2024, and 2023 equaled 0.7362 and 0.7422, respectively, and the exchange rate at June 30, 2024 and December 31, 2023 equaled 0.7308 and 0.7575, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this Management’s Discussion and Analysis, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

•	Risks associated with any potential transaction of the Company (including the Company’s previously announced credit bid) solely or with one or more other parties ( “Potential Transaction”) in relation to the sale of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp, pursuant to the sales and bidding procedures (the “Bidding Procedures”) managed by the Special Master (the “Special Master”) appointed by the U.S. District Court for the District of Delaware (the “Sale Process”), including, but not limited to: the discretion of the Special Master with respect to considering any Potential Transaction, entering into any discussions or negotiation with respect thereto and that the Special Master may reject any Potential Transaction including without limitation because the Special Master’s view is that the Potential Transaction is not of sufficient value, does not sufficiently take account of the PDVSA 2020 Notes, does not have sufficient certainty of closing and/or for any other reason; the form of consideration and/or proceeds that may be received by the Company in any Potential Transaction; that any Potential Transaction, and/or the form of proceeds received by the Company in any Potential Transaction, may be substantially less than the
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amounts outstanding under the Company’s September 2014 arbitral award (the “Award”) and/or corresponding November 20, 2015 U.S. judgement; the failure of the Company to negotiate any Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing; that any Potential Transaction of the Company will not be selected as a “Successful Bid” under the Bidding Procedures, and if selected may not close, including as a result of U.S. Department of Treasury Office of Foreign Assets Control (“OFAC ”), or any other applicable regulatory body, not granting an authorization in connection with any potential sale of PDVH shares and/or whether OFAC changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required approvals for, or satisfy other conditions to effect, any transaction resulting from any Potential Transaction; that the Company may forfeit any cash amount deposit made due to failing to complete any Potential Transaction or otherwise; that the making of any Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by any Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factors; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith); the amount, if any, of proceeds associated with the Sale Process the Company may receive; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of the Bolivarian Republic of Venezuela (“Venezuela”) and/or any of its agencies or instrumentalities and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela, PDVSA, and/or any of their agencies or instrumentalities, and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; the proceeds from the Sale Process may not be sufficient to satisfy the amounts outstanding under the Company’s September 2014 arbitral award (the “Award”) and/or corresponding November 20, 2015 U.S. judgement partially or in full and the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims; and whether Venezuela or PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party files further appeals or challenges with respect to any judgment of the U.S. Court of Appeals for the Third Circuit, any judgment of the U.S. District Court of Delaware, or any judgment of any other court in relation to the Company’s right to participate in any distribution of proceeds from any Potential Transaction;

•	risks associated with otherwise recovering funds (including related costs associated therewith) under the Company’s settlement agreement (the “Settlement Agreement”) with Venezuela or its various proceedings against Venezuela and its agencies and instrumentalities, including (a) the potential ability of the Company to obtain the funds that the Lisbon District Court attached in Portugal on the Company’s requests, and (b) the Company’s ability to repatriate any funds obtained in the Lisbon proceedings, or any funds owed to the Company under the settlement arrangements that may become available;
•	risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela, its agencies and instrumentalities, and its related persons (the "Sanctions") and/or whether we are able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control (“OFAC”) or other similar regulatory bodies in Canada or elsewhere:
-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy;
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law);
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and interact with Venezuela as to Siembra Minera and the Resolution, which is expected to continue for an indeterminate period of time; and
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-	The Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project (as defined herein), and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;
•	risks associated with whether the U.S. and Canadian government agencies that enforce the Sanctions may not issue licenses that the Company has requested, or may request in the future, to engage in certain Venezuela-related transactions including timing and terms of such licenses;
•	risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined below) with the Company. As of the date of this report, Venezuela still owes the Company an estimated $1.108 billion (including interest) under the Settlement Agreement;
•	risks associated with Venezuela’s ongoing failure to honor its commitments associated with the formation, financing and operation of the joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) and the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project;
•	risks associated with the breach by Venezuela of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela;
•	risks associated with the timing and ability to contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by Siembra Minera for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities or any adverse outcome of such efforts, the Resolution and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement and Mixed Company Agreement;
•	even if there is a successful outcome with respect to the Resolution there would be:
o	risks associated with Venezuela's failure to honor its commitments associated with the formation, financing and operation of the Siembra Minera Project (as described herein);
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
o	risks associated with the political and economic instability in Venezuela, including any future government confiscation of assets; and
o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;
•	risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company and its personnel to carry on activities in Venezuela, including safety and security of personnel, repatriation of funds and the other factors identified herein;
•	risks associated with the fact that the Company has no revenue producing operations at this time and its future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award and corresponding judgments (including under the Sale Process) or the Company’s ability to raise additional funds from the capital markets or other external sources;
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•	risks associated with activist campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including contesting the Resolution;
•	risks associated with potential tax, accounting or financial impacts, including any potential income tax liabilities in addition to those currently recorded, that may result from the current (or any future) audits of our tax filings by U.S. and Canadian tax authorities;
•	risks associated with cybersecurity and other information security breaches, including the risk that unauthorized access to the Company’s network or those of other third party providers could result in operational disruption, data breach and significant remediation costs;
•	risks associated with bonus plan participants claiming Siembra Minera is “proceeds” for purposes of such bonus plan, including costs associated therewith and amounts paid in settlement, if any;
•	risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;
•	risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
•	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
•	risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which may result in the Company not being able to produce accurate and timely financial statements and other public filings;
•	risks associated with shareholder dilution resulting from the future sale of additional equity, if required;
•	risks that changes in the composition of the Board of Directors or other developments may result in a change of control and potentially require change of control payments, estimated at $7.2 million as of June 30, 2024, to be made to certain officers and consultants.
•	risks associated with the abilities of and continued participation by certain executive officers and employees; and

●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC, the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

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These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Report on Form 40-F, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

THE COMPANY

Gold Reserve, an exploration stage company, was incorporated to engage in the business of acquiring, exploring and developing mining projects. Given the numerous developments in Venezuela over the years, both as it relates to our historical mining interests and related legal proceedings resulting therefrom, management has recently focused its efforts on pursuing legal claims against Venezuela as described in more detail below.

We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued under the Business Corporations Act (Alberta) (the “ABCA”) in September 2014. We are the successor issuer to Gold Reserve Corporation, which was incorporated in the United States in 1956. We have only one operating segment, the exploration and development of mineral properties. We employed five individuals as of June 30, 2024. Our Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCQX under the symbol GRZ and GDRZF, respectively.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively. The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information as a foreign private issuer with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information relating to the Company. The site is located at www.sec.gov. Similar information can also be found on our website at www.goldreserveinc.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. The information found on, or accessible through, our website does not form part of this MD&A.

We have no commercial operations or production at this time. Historically we have financed our operations through the issuance of common shares, other equity securities and debt and from payments made by Venezuela pursuant to the Settlement Agreement. Funds necessary for ongoing corporate activities, or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, any future payments under the Settlement Agreement and/or collection of the unpaid Award in the courts or future financings.

BUSINESS OVERVIEW

Background

Prior to 2008, the Company’s principal business was the exploration and development of a mining project in Venezuela known as the "Brisas Project." In 2008, the Venezuelan government terminated the Brisas Project without compensation to the Company. In October 2009, the Company initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project. On September 22, 2014, we were granted the Award totaling $740.3 million.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed among other things to pay the Company a total of approximately $1.032 billion, which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments that were supposed to end on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

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As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement: $240 million for the sale of the Mining Data and $14 million related to the Award. The remaining unpaid amount due from Venezuela pursuant to the Award (now subject to the Delaware Proceedings explained further below) totals an estimated $1.108 billion (including interest) as of the date of this report. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

Concurrent with the Settlement Agreement, the Company and Venezuela also agreed to pursue the joint development of a project designated as the “Siembra Minera Project” that primarily comprised the former Brisas Project and the adjacent Cristinas project. In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated the joint venture entity Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The stated primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this MD&A, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

In March 2022, the Venezuelan Ministry of Mines (the “Ministry”) issued a resolution to revoke the mining rights of Siembra Minera. Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry (see “Legal Matters”). The Company appealed the Resolution with the Venezuelan Supreme Court of Justice. The appeal was ultimately withdrawn and was terminated in October 2023. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration.

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management’s Discussion and Analysis dated April 29, 2022, each filed as exhibits to our Annual Report on Form 40-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 and on www.sedarplus.ca.

Legal Matters

Recognition and Enforcement of Arbitral Award in the United States (Delaware Proceedings)

Following the ICSID legal proceedings, the Company obtained an order dated November 20, 2015, confirming and entering judgment on the Award in the U.S. District Court for the District of Columbia (the “DDC”). Venezuela's appeal of this order was dismissed pursuant to the terms of the Settlement Agreement. The Company registered its DDC judgment in the Delaware Court and, by order dated March 31, 2023, the Company obtained a conditional writ of attachment fieri facias against the shares of PDV Holding, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp., one of the largest oil refiners in the United States. Petroleos de Venezuela, S.A. (“PDVSA”), the parent company of PDVH, appealed this order on April 10, 2023. On May 1, 2023, OFAC published guidance stating that it will not take enforcement actions against individuals or entities participating in the previously announced sales process for the shares of PDVH (the “Sale Process”) and issued a license to the Clerk of the Court for the Delaware Court authorizing the issuance and service of writs of attachment granted by the court to approved judgment creditors against the shares of PDVH. Pursuant to the guidance published by OFAC, a specific license from OFAC will be required before any sale of PDVH shares can be executed.

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On July 7, 2023, the U.S. Court of Appeals for the Third Circuit (the “Third Circuit”) issued a judgment affirming the March 31 order of the Delaware Court. Venezuela’s petition to review this decision was subsequently denied by the U.S. Supreme Court (by order dated January 8, 2024).

On July 27, 2023 the Delaware Court issued a decision on certain issues concerning the Sale Process, including determining the process by which creditors of Venezuela and PDVSA (collectively, the “Creditors”) can be named “Additional Judgment Creditors” and thereby participate in the Sale Process. The Delaware Court held that for a Creditor to be an Additional Judgment Creditor, it must inter alia obtain a conditional or unconditional writ of attachment from the Delaware Court. As indicated above, the Company obtained a conditional writ of attachment from the Delaware Court by the order dated March 31, 2023. The Delaware Court further held that the priority of judgments of Additional Judgment Creditors will be based on the date a Creditor filed a motion for a writ of attachment that was subsequently granted. The Company filed its motion on October 20, 2022.

On August 14, 2023, the Company filed an Attached Judgment Statement with the Delaware Court, per the request of the Special Master appointed by the Delaware Court to oversee the Sale Process. The Company’s statement identified, inter alia, the initial amount of the Company’s DDC judgment, the amount by which the judgment has been reduced as a result of the collection efforts by the Company, and the rate at which the Company is accruing post-judgment interest on the DDC judgment. Other creditors seeking to participate in the Sale Process also filed Attachment Judgment Statements containing similar information.

By order dated January 8, 2024, the Delaware Court granted the request made by the Company (and other creditors) to be designated as an Additional Judgment Creditor under the Sales Process Order governing the terms of the potential sale of the PDVH shares. On January 22, 2024, prospective purchasers for the PDVH shares submitted initial, non-binding bids. On March 27, 2024, the Company served its writ of attachment on the U.S. Marshal, who then served the writ of attachment on PDVH and the Special Master on April 5, 2024. The Company has now taken all necessary steps to perfect its security interest in the PDVH shares.

On April 3, 2024, the Delaware Court issued its Final Priority Order, which identifies 12 judgments that are senior in priority to the Company’s judgment. According to the information in the above-referenced Attachment Judgment Statements, the total amount of these 12 judgments as at August 14, 2023, inclusive of interest, was quantified by the holders of these judgments as approximately $5.564 billion.

On April 26, 2024, the Venezuela parties filed a renewed motion to disqualify the Special Master. This motion was opposed by the Special Master and certain of the Creditors, and was denied by the Court. Other parties may file other motions that also attempt to delay or otherwise impede the sales process.

On May 1, 2024, the Special Master filed an unredacted copy of a motion requesting that the Delaware Court enter an order setting the final determination of the amount of all Attached Judgments, including the Company’s judgment. Therein, the Special Master calculated the amount of the Company’s judgment, inclusive of post-judgment interest, and for illustrative purposes, as $1,068,262,433.37 as at February 20, 2024, and $1,138,508,078.61 as at December 31, 2024. This motion was granted by the Delaware Court.

On May 8, 2024, Venezuela filed an objection to the Special Master’s proposal to modify the Bidding Procedures with respect to how the “PDVSA 2020 Notes” should be treated.  The PDVSA 2020 Notes are obligations which certain creditors allegedly have against PDVSA which have given rise to an alleged pledge of the majority of shares of Citgo Holding in favor of such creditors.  Citgo Holding is a subsidiary of PDVH and the parent company of Citgo Petroleum.  PDVSA defaulted on the PDVSA 2020 Notes in or about October 2019, and since then OFAC has put in place a moratorium that prevents the PDVSA 2020 Noteholder from exercising default remedies, including in respect of the Citgo Holding pledge.  This moratorium has been extended by OFAC on regular intervals and is next set to expire on November 12, 2024.  The present amount allegedly due under the PDVSA Notes is not known but is estimated to be in the range of $2 billion.  The validity of the PDVSA 2020 Notes is the subject of litigation in New York federal and state courts.  On May 17, 2024, the Delaware Court denied Venezuela’s objection to the Special Master’s proposal to modify the Bidding Procedures, and in so doing held that bidders should take account of the PDVSA 2020 Notes in their bids and that bidders and the Special Master had flexibility in determining the best method for so doing.

On June 11, 2024, the Company submitted a credit bid for the common shares of PDVH pursuant to the Bidding Procedures. In accordance with the Bidding Procedures, the terms of the Bid are confidential. Further steps in respect of the Bid will occur pursuant to the Bidding Procedures, as may be modified by the Special Master and/or the Delaware Court.

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The Special Master has provided the Delaware Court with a schedule of further steps for the sale of the PDVH shares that has been entered by the Delaware Court. These dates are subject to change but include, at present, that (1) the Special Master shall submit his Notice of Final Recommendation as to the Successful Bid by on or around August 22, 2024; (2) any objections to the Notice of Final Recommendation shall be filed no later than 21 days from the filing of the Notice of Final Recommendation; (3) the Special Master and any Sale Process Party or Additional Judgment Creditor supporting the Recommendation may file a response to any objections by no later than 14 days after the filing of the objection; (4) any objector may then file a reply in support of objections no later than three (3) business days after the response to which it is replying; and (5) the Sale Hearing will be held by the Delaware Court on October 30, 2024 at 10:00 a.m.

Portugal Attachment Proceedings

By order dated January 13, 2023, the Lisbon District Court granted the motion filed by the Company to issue an order attaching and seizing funds deposited at a Portugal state owned bank up to the amount of approximately EUR 21,368,805. The order is in relation to funds held in a trust account for the benefit of the Company at Bandes Bank, a Venezuelan state-owned development bank. The Company has been unable to access these funds and recorded an impairment charge in 2018 for the approximately U.S. $21.5 million balance in the account. On February 20, 2023, the Lisbon District Court’s attachment order was effective. The Lisbon District Court is in the process of serving this attachment order, after which Bandes Bank will have the opportunity to appear and challenge the order. On December 13, 2023, the Company instituted the "main action" required to obtain the judgment necessary to execute against the attached funds, by commencing an international arbitration before the ICC International Court of Arbitration.

By orders dated November 11, 2023 and March 6, 2024, the Lisbon District Court granted motions filed by the Company to issue orders attaching and seizing other funds of Venezuela held in other accounts in Lisbon. According to information provided to the Company via the Lisbon District Court proceedings, the total amount of funds attached as a result of these two orders is equivalent to approximately €1.4 billion. The Company is in the process of verifying the amounts attached and whether and to what extent other creditors hold encumbrances on some or all of the attached funds. At present, the Company cannot confirm whether and to what extent it has a first-priority attachment in respect of any funds that have been attached. The Lisbon District Court is in the process of serving these attachment orders, after which Venezuela and/or its agencies and instrumentalities will have the opportunity to appear and challenge the orders. The Company will need to institute a “main action” to obtain a judgment establishing its right to any attached funds before it can attempt to execute against any of these attached funds. The priority afforded judgments at the time of any such execution may differ from the priority afforded to an attachment order. At present, the Company cannot estimate a likelihood of success as to any such execution efforts, and whether it is probable the Company will be able to obtain any of the attached funds.

Venezuela Supreme Court of Justice

On November 24, 2022, the Company filed a nullity appeal and requested a precautionary measure of suspension of effects before the Venezuela Political-Administrative Chamber of the Supreme Court of Justice (“APC”) to declare the absolute nullity of the administrative act contained in the resolution issued by the Ministry on May 27, 2022, and notified to Siembra Minera on May 30, 2022, which ratified the resolution issued on March 7, 2022, and notified to Siembra Minera on March 9, 2022, which terminated the mining rights granted to Siembra Minera, and against which Siembra Minera exercised the corresponding Administrative Request for Reconsideration. On February 9, 2023, the APC denied the Company’s precautionary request to suspend the effects of Resolution No. 73. In October 2023, the appeal process with the Supreme Court of Justice was terminated. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration, as described below.

Potential New International Arbitration Proceedings Against Venezuela

On December 4, 2023, the Company issued notice to Venezuela of the existence of a dispute under the “Agreement Between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments” and under the “Agreement between the Government of Barbados and the Government of the Republic of Venezuela for the Promotion and Protection of Investments”. The notice was issued in relation to the unlawful March 2022 revocation by Venezuela of the mining rights assigned to Siembra Minera. The notice advised Venezuela inter alia that: (i) in the event the Company commences an international arbitration, it would claim for all remedies available under applicable law; and (ii) Venezuela’s unlawful actions and omissions have substantially damaged the value of the Company’s investments and could result in claims being brought against Venezuela for an amount in excess of US $7 billion.

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U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with SDNs and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to prohibit or restrict the Company, in certain ways, from working with Venezuelan government officials with respect to the Settlement Agreement and/or payment of the remaining balance of the Award plus interest and /or pursuing remedies with respect to the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or the financing, development and operation of the Siembra Minera Project.

On October 18, 2023, the U.S. government relaxed certain aspects of U.S. sanctions targeting the Venezuelan gold, oil, and gas sectors.  In February 2024, the U.S. government reinstated the U.S. sanctions targeting the Venezuelan gold sector and did the same in mid-April 2024 for U.S. sanctions targeting the Venezuelan oil and gas sectors because the Venezuelan government did not fulfill commitments made in conjunction with the U.S. sanctions relaxation. These changes do not affect the impact of the Sanctions on the Company.

Exploration Prospect

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights (“CVRs”) that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of June 30, 2024, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10 million, substantially all of which has been paid to the CVR holders.

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The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially in the same manner as Net Proceeds for the CVR. The Bonus Plan is administered by independent members of the Board of Directors. The bonus pool has been 100% allocated with participant percentages fixed and participants that have retired are fully vested.

Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of June 30, 2024, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the ABCA which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

Financial Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations, results of operations and the 2019 Return of Capital to Shareholders. Recent operating results and our overall financial position and liquidity are primarily impacted by expenses resulting from legal enforcement activities associated with the Award, costs associated with maintaining our legal and regulatory obligations in good standing, income tax audits as more fully described below and other corporate general and administrative expenses.

As discussed elsewhere in this MD&A, the Sanctions limit our enforcement efforts and adversely impact our ability to collect the remaining amounts due under the Settlement Agreement and/or Award. Even if there is a successful outcome with respect to the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We may need to rely on additional capital raises in the future.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Income Tax Audits

The 2017 through 2020 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service (IRS). Additionally, Canada Revenue Agency (CRA) is examining the Company’s 2018 and 2019 international transactions. In June 2024, the Company received a thirty-day letter and accompanying revenue agent’s report disallowing the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year and proposing to tax income on or related to the Award that may be received by

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the Company in the future. The conclusions in the revenue agent’s report are consistent with the Notices of Proposed Adjustments (NOPA) issued by the IRS in 2023. The Company disagrees with the IRS’s position and filed a brief in August 2024 protesting the IRS’s conclusions and requesting an appeal. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Award amounts by Canada and the U.S.

ASC 740-10-25 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The tax benefits of the worthless stock deductions referred to above were previously recorded in the Company’s financial statements on the basis that it was more likely than not that the tax filing position would be sustained. As of each balance sheet date, the Company reassesses the tax position and considers any changes in facts or circumstances that indicate factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate.

In 2023, the Company determined it appropriate to derecognize the tax benefit of the worthless stock deductions given the increased uncertainty the IRS’s position has raised and in consideration of the ongoing CRA audit. Accordingly, the Company recognized approximately $17.8 million in income tax expense (including interest of $1.8 million), as a result of the reversal of an $8.1 million income tax receivable and the recognition of an income tax payable of $9.7 million (including interest of $1.8 million) during the year ended December 31, 2023. In 2024, the Company recognized interest of $0.4 million on the income tax payable.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject or any appeals of the NOPAs will result in favorable outcomes.

Liquidity and Capital Resources

At June 30, 2024, we had cash and cash equivalents of approximately $36.5 million which represents an increase from December 31, 2023 of approximately $28 million. The net increase was primarily due to cash provided by investing and financing activities partially offset by cash used in operations as more fully described below.

	2024	Change	2023
Cash and cash equivalents	$36,514,761	$27,985,599	$8,529,162

As of June 30, 2024, we had financial resources including cash, cash equivalents, term deposits and marketable securities totaling approximately $50.1 million (predominantly held in U.S. and Canadian banks and financial institutions). In terms of financial obligations, the Company has current liabilities consisting of income tax payable, accounts payable and accrued expenses of approximately $13.1 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, a change of administration in Venezuela and/or removal or modification of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. We may need to rely on additional capital raises in the future.

Operating Activities

Cash flow used in operating activities for the six months ended June 30, 2024, and 2023 was approximately $5.3 million and $4.0 million, respectively. Cash flow used in operating activities consists of net loss adjusted for unrealized gains on marketable securities, non-cash interest income, non-cash expense items primarily related to stock option compensation and depreciation and certain non-cash changes in working capital.

Cash flow used in operating activities during the six months ended June 30, 2024, increased from the prior comparable period primarily due to increases in costs of enforcement of the Arbitral Award including legal and other expenses associated with a Potential Transaction in relation to the sale of the common shares of PDVH as further described herein, costs related to a cybersecurity incident and severance payments. The Company expects the elevated costs of enforcement of the Arbitral Award will continue into the fourth quarter of 2024.

Investing Activities

Cash flows provided by investing activities increased during the six months ended June 30, 2024, due to proceeds from the net maturities of term deposits.

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Financing Activities

Cash flows provided by financing activities increased during the six months ended June 30, 2024, due to proceeds from common shares issued through a private placement and the exercise of stock options. The Company did not have cash flows from financing activities during the six months ended June 30, 2023.

Contractual Obligations

As described above and in Note 3 to the consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and a consultant as described in Note 9 to the consolidated financial statements. As of June 30, 2024, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $7.2 million.

During the fourth quarter of 2021, the Company implemented a three-year cost reduction program which included a reduction in senior management compensation coupled with an incentive bonus plan. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of June 30, 2024, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $1.0 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments, upon the occurrence of certain events, related to termination of employment. As of December 31, 2023, the Company had an accrued liability for severance payments of approximately $0.7 million related to the retirement of the Company’s CEO effective February 13, 2024. This amount was recorded in general and administrative expense for the year ended December 31, 2023 and paid during the first quarter of 2024. Subsequent to his retirement as CEO, Mr. Timm entered a 3-year consulting agreement with the Company. He will continue as a director and will participate in the Bonus Plan in accordance with its terms for retired employees. Mr. Timm’s consulting fees, in accordance with the agreement, are $208,333 in the first year, $156,250 in the second year and $125,000 in the third year.

A. Douglas Belanger, former President and director, retired from all positions with the Company and its subsidiaries, effective as of December 31, 2022. Mr. Belanger will continue to participate in the Bonus Plan in accordance with its terms for retired employees and entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the arrangement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Financial Assistance

In June 2023 the Company’s representative in Venezuela, Jose Ignacio Moreno Suarez, who is also a shareholder of the Company, was arrested and imprisoned by the Venezuela Directorate of Military Counter-Intelligence. Mr. Moreno was subsequently charged with various criminal offences. The Company believes these actions are unlawful, political in nature, and constitute inter alia illegal retaliation against the Company for exercising its legal rights against Venezuela and its agencies and instrumentalities. To date, the Company has paid approximately $207,000 to the law firm representing Mr. Moreno for legal expenses related to his detention and paid Mr. Moreno approximately $42,000 as an advance under his consulting agreement. Such payments are not anticipated to be repaid. These payments and any similar payments made in the future may be considered to constitute “financial assistance” for the purposes of the Business Corporations Act (Alberta).

Private Placements

In June 2024, the Company closed a private placement of shares for gross proceeds of $15.0 million. Pursuant to the private placement, the Company issued 4,285,715 of Class A common shares at a price per share of $3.50. In connection with the offering, the Company incurred costs of approximately 0.8 million for net proceeds of approximately $14.2 million.

In July 2024, the Company closed a private placement of shares for gross proceeds of $36.0 million. Pursuant to the private placement, the Company issued 8,780,488 of Class A common shares at a price per share of $4.10. In connection with the offering, the Company incurred costs of approximately $1.4 million for net proceeds of approximately $34.6 million.

The Company is evaluating and considering engaging in a Potential Transaction, as defined above. The net proceeds from the private placements, as well as additional cash on hand, provide the Company with in excess of US$80 million to be used to assist in funding certain expenses in connection with any Potential Transaction, including any cash deposit required with respect thereto; however, there can be no assurance that any Potential Transaction will

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be consummated and in such case, the net proceeds of the private placement may also be used for working capital and general corporate purposes.

Cybersecurity Incident

In April 2024, the Company determined that an unauthorized third party gained access to its network due to a firewall vulnerability. Upon learning of the incident, the Company promptly engaged cyber security experts, remedied the vulnerability, restored its systems and enhanced security over its network. Remediation is substantially complete. The total costs associated with this cybersecurity incident were approximately $0.9 million.

Board appointment

In May 2024, Paul Rivett was appointed as a director and as the Executive Vice-Chairman of the Board of Directors.

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Results of Operations

Summary Results of Operations

Consolidated income, expenses, net loss before income tax expense and net loss for the three and six months ended June 30, 2024, and 2023 were as follows:

	Three Months		Six Months
	2024	2023	Change	2024	2023	Change
Income	$743,753	$784,856	$(41,103)	$2,136,741	$1,272,813	$863,928
Expenses	(4,703,105)	(2,188,626)	(2,514,479)	(7,296,077)	(3,770,649)	(3,525,428)
Net loss before income tax expense	$(3,959,352)	$(1,403,770)	$(2,555,582)	$(5,159,336)	$(2,497,836)	$(2,661,500)
Income tax expense	(198,962)	-	(198,962)	(394,005)	-	(394,005)
Net loss and comprehensive loss for the year	$(4,158,314)	$(1,403,770)	$(2,754,544)	$(5,553,341)	$(2,497,836)	$(3,055,505)

	Three Months			Six Months
Income (Loss)	2024	2023	Change	2024	2023	Change

Interest income	$478,400	$471,873	$6,527	$950,350	$929,203	$21,147
Unrealized gain on equity securities	287,994	303,152	(15,158)	1,218,770	339,084	879,686
Foreign currency gain (loss)	(22,641)	9,831	(32,472)	(32,379)	4,526	(36,905)
	$743,753	$784,856	$(41,103)	$2,136,741	$1,272,813	$863,928

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. For the six months ended June 30, 2024, income increased over the prior comparable period primarily as a result of an increase in unrealized gain on equity securities.

	Three Months			Six Months
Expenses	2024	2023	Change	2024	2023	Change

Corporate general and administrative	$2,224,760	$979,093	$1,245,667	$3,285,443	$2,032,173	$1,253,270
Legal and accounting	849,563	416,801	432,762	1,527,144	710,771	816,373
Enforcement of Arbitral Award	1,621,914	549,901	1,072,013	2,469,848	733,832	1,736,016
Write-down of assets held for sale	-	193,750	(193,750)	-	193,750	(193,750)
Exploration costs	6,868	7,748	(880)	13,642	18,182	(4,540)
Equipment holding costs	-	41,333	(41,333)	-	81,941	(81,941)
	$4,703,105	$2,188,626	$2,514,479	$7,296,077	$3,770,649	$3,525,428

Corporate general and administrative expense for the six months ended June 30, 2024, increased primarily due to costs associated with the cybersecurity incident and stock option compensation. Legal and accounting expenses increased primarily as a result of an increase in professional fees associated with tax compliance, potential new arbitration proceedings and other corporate matters. Enforcement of Arbitral Award expense increased due to legal and other costs associated with enforcement and collection of the Award including costs of the legal proceedings in Delaware and Portugal. Equipment holding costs decreased due to the 2023 sale of the final piece of equipment originally intended for use on the Brisas Project. Overall, total expenses for the six months ended June 30, 2024 increased by approximately $3.5 million from the comparable period in 2023.

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Summary of Quarterly Results (1)

Quarter ended	6/30/24	3/31/24	12/31/23	9/30/23	6/30/23	3/31/23	12/31/22	9/30/22
Income (loss)	$743,753	$1,392,988	$835,394	$840,718	$784,856	$487,957	$322,504	$60,039
Net loss
before tax	(3,959,352)	(1,199,984)	(1,976,810)	(845,463)	(1,403,770)	(1,094,066)	(3,103,914)	(1,703,356)
Per share	(0.04)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)
Fully diluted	(0.04)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)
Net loss	(4,158,314)	(1,395,027)	(2,170,580)	(18,450,576)	(1,403,770)	(1,094,066)	(3,103,914)	(1,703,356)
Per share	(0.04)	(0.01)	(0.02)	(0.19)	(0.01)	(0.01)	(0.03)	(0.02)
Fully diluted	(0.04)	(0.01)	(0.02)	(0.19)	(0.01)	(0.01)	(0.03)	(0.02)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the second quarter of 2024, income decreased due to a decrease in unrealized gain on equity securities and an increase in foreign currency losses. In the first quarter of 2024, income increased due to an increase in unrealized gain on equity securities. In the fourth quarter of 2023, income was substantially consistent with the prior quarter. In the third quarter of 2023, income increased due to increases in interest income and unrealized gains on marketable equity securities partially offset by foreign currency loss. In the second quarter of 2023, income increased primarily due to an increase in unrealized gains on marketable equity securities. In the first quarter of 2023, income increased due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates. In the third quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates, partially offset by a decrease in gain on marketable equity securities.

In the second quarter of 2024, net loss increased primarily due to an increase in general and administrative expense and an increase in legal and other costs associated with the enforcement of the Award. In the first quarter of 2024, net loss decreased due to a decrease in general and administrative expense and an increase in unrealized gain on equity securities. In the fourth quarter of 2023, net loss decreased due to a decrease in income tax expense. In the third quarter of 2023, net loss increased primarily due to income tax expense, partially offset by a decrease in costs of enforcement of the Award and an increase in income as described above. In the second quarter of 2023, net loss increased due to legal and other costs associated with enforcement of the Award and a write-down of equipment, partially offset by an increase in gains on marketable equity securities. In the first quarter of 2023, net loss decreased primarily due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, net loss increased primarily due to an increase in contingent value rights expense, write-down of property, plant and equipment and enforcement of arbitral award expense. In the third quarter of 2022, net loss decreased primarily due to a decrease in severance expense.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.